SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO-T/A
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 7)
Arch Chemicals, Inc.
(Name of Subject Company (Issuer))
LG Acquisition Corp.
an indirect wholly owned subsidiary of
Lonza Group Ltd.
(Name of Filing Persons (Offerors))
Common stock, par value $1.00 per share
(Title of Class of Securities)
03937R102
(CUSIP Number of Class of Securities)
Marc Funk, Esq.
Group General Counsel, Senior Vice President
Lonza Group Ltd.
Münchensteinerstrasse 38
CH-4002 Basel, Switzerland
+41 61 316 81 11
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies of all communications, including communications sent to agent for service, should be sent to:

Scott Waldman, Esq.	Kevin T. Collins, Esq.
Vice President and Secretary	Tobias L. Knapp, Esq.
LG Acquisition Corp.	Jenner & Block LLP
90 Boroline Road	919 Third Avenue
Allendale, New Jersey 07401	New York, New York 10022
(201) 316-9200	(212) 891-1600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$1,244,271,815.20	$144,460

(1)

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0−11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $47.20, the per share tender offer price, by 26,361,691 shares of common stock of Arch Chemicals, Inc., which includes (a) 25,431,974 shares of common stock issued and outstanding; (b) 39,547 shares of common stock subject to outstanding options; (c) 323,778 shares of common stock subject to or deemed subject to outstanding performance unit awards; (d) 289,735 shares of common stock subject to or deemed subject to outstanding restricted stock unit awards; and (e) 276,657 shares of common stock subject to or deemed subject to outstanding phantom share awards.

(2)

The filing fee was calculated in accordance with Rule 0−11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010. Such fee equals 0.0001161 of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $144,460	Filing Party: LG Acquisition Corp. and Lonza Group Ltd.
Form or Registration No.: Schedule TO-T	Date Filed: July 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO initially filed on July 15, 2011, as previously amended by (i) LG Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), and (ii) Parent (the “Initial Schedule TO” and which, together with this Amendment No. 7 and any previous or additional amendments and supplements thereto, collectively constitute the “Schedule TO”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Arch Chemicals, Inc., a Virginia corporation (the “Company”), at a price of $47.20 per Share, net to the holder thereof in cash, without interest thereon and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 15, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related form of letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and the Letter of Transmittal together with the Offer to Purchase constitute the “Offer”.

          Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 7. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO and the related exhibits incorporated therein by reference.

          This Amendment No. 7 is being filed to amend and supplement Items 1- 12 of the Schedule TO as reflected below.

Items 1-11.

          Item 1 of the Schedule TO is hereby amended and supplemented by adding the following:

          “On September 12, 2011, Purchaser extended the Expiration Date until 12:00 midnight, New York City time, on September 30, 2011, because, at the time of the extension, certain conditions to the Offer were not expected to be satisfied as of the previously scheduled Expiration Date. In particular, the Offer remained subject to antitrust clearances in France and the United States. In Germany, Parent obtained antitrust clearance from the Federal Cartel Office on September 9, 2011. Parent and the Company are awaiting approval from the Autorité de la Concurrence in France and are working to respond to certain informal requests received from the FTC pursuant to the HSR Act in the United States. The French and US competition authorities could request additional information or take other action in the future that could delay the clearance process in either jurisdiction. The Offer was extended to provide additional time to satisfy the regulatory conditions to the Offer, and was extended to September 30, 2011 with the consent of the Company. The Offer may be further extended as described in the Offer to Purchase. Purchaser and Parent have been advised by the Depositary that as of the close of business on September 9, 2011, shareholders of the Company (1) had validly tendered and not withdrawn approximately 10,498,320 Shares and (2) had instructed to be tendered under the Company’s CEOP 401(k) plan an estimated 741,055 Shares, together representing approximately 44.2% of the outstanding Shares. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(P).”

          Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

          “On September 12, 2011, Purchaser extended the Expiration Date until 12:00 midnight, New York City time, on September 30, 2011, because, at the time of the extension, certain conditions to the Offer were not expected to be satisfied as of the previously scheduled Expiration Date. In particular, the Offer remained subject to antitrust clearances in France and the United States. In Germany, Parent obtained antitrust clearance from the Federal Cartel Office on September 9, 2011. Parent and the Company are awaiting approval from the Autorité de la Concurrence in France and are working to respond to certain informal requests received from the FTC pursuant to the HSR Act in the United States. The French and US

competition authorities could request additional information or take other action in the future that could delay the clearance process in either jurisdiction. The Offer was extended to provide additional time to satisfy the regulatory conditions to the Offer, and was extended to September 30, 2011 with the consent of the Company. The Offer may be further extended as described in the Offer to Purchase. Purchaser and Parent have been advised by the Depositary that as of the close of business on September 9, 2011, shareholders of the Company (1) had validly tendered and not withdrawn approximately 10,498,320 Shares and (2) had instructed to be tendered under the Company’s CEOP 401(k) plan an estimated 741,055 Shares, together representing approximately 44.2% of the outstanding Shares. The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(P).”

          The Offer to Purchase is hereby amended and supplemented by:

A.	Amending and restating in its entirety the final heading on the cover page of the Offer to Purchase as follows:

          “THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 30, 2011, UNLESS THE OFFER IS EXTENDED.”

B.	Amending and restating in its entirety the section of the Summary Term Sheet entitled “Scheduled Expiration Date” as follows:

“12:00 midnight, New York City time, on Friday, September 30, 2011 (unless the Offer is extended).”

C.	Amending and restating the section of the Summary Term Sheet entitled “Do you have the financial resources to make payment?” as follows:

          “Yes. We estimate that we will need up to approximately $1.67 billion to purchase all the outstanding Shares validly tendered in the Offer, to cash out certain compensatory awards, to fund amounts which may become due and payable under the Company’s outstanding indebtedness, to pay related fees and expenses and to complete the Merger and pay the merger consideration. Parent will contribute or otherwise advance funds to us to ensure that we will have sufficient funds to complete the foregoing activities. As described in more detail under “Section 10—Source and Amount of Funds” below, Parent and its lenders have entered into a definitive agreement making available to Parent unsecured multicurrency term loan facilities in the aggregate amount of up to $1.55 billion and an unsecured multicurrency revolving loan facility in the amount of up to CHF 700,000,000. The proceeds of these facilities, together with available cash, will be used to fund the Offer, the Merger and the other activities described above. See “Section 10—Source and Amount of Funds.”

D.	Amending and restating the first sentence of the section of the Summary Term Sheet entitled “How long do I have to decide whether to tender in the Offer?” as follows:

“You have until at least 12:00 midnight, New York City time, on Friday, September 30, 2011, to tender your Shares in the Offer.”

E.	Amending and restating in its entirety the penultimate paragraph of the “Introduction” to the Offer to Purchase as follows:

          “The Offer is conditioned upon the fulfillment of the conditions described in “Section 15—Conditions of the Offer.” The Offer will expire at 12:00 midnight, New York City time, on Friday, September 30, 2011, unless we extend the Offer.”

F.	Amending and restating in its entirety the first paragraph of the section of the Offer to Purchase entitled “Section 1—Terms of the Offer” as follows:

          “Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not withdrawn in accordance with the procedures set forth in “Section 3—Procedure for Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Friday, September 30, 2011, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.”

G.	Amending and restating in its entirety the section of the Offer to Purchase entitled “Section 10—Source and Amount of Funds” as follows:

                    “10. Source and Amount of Funds. We estimate that we will need up to approximately $1.67 billion to purchase all the outstanding Shares validly tendered in the Offer, to cash out certain compensatory awards, to fund amounts which may become due and payable under the Company’s outstanding indebtedness, to pay related fees and expenses and to complete the Merger and pay the merger consideration. Purchaser’s obligation to accept for payment Shares tendered in the Offer is not conditioned upon obtaining financing. Parent will contribute or otherwise advance funds to enable Purchaser to consummate the Offer. Parent will ensure that Purchaser has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger, repay outstanding indebtedness and pay related fees and expenses. Parent has entered into a Multicurrency Term and Revolving Facilities Agreement, dated September 9, 2011 with its lenders (the “Facilities Agreement”) making available to Parent unsecured multicurrency term loan facilities in the aggregate amount of up to $1.55 billion (the “Acquisition Facilities”) and an unsecured multicurrency revolving loan facility in the amount of up to CHF 700 million. The proceeds of the Acquisition Facilities, together with available cash, will be used to fund the Offer and the Merger as described above. The ability of Parent to borrow under each of these facilities is subject to customary conditions, including, for the Acquisition Facilities, evidence of the conditions of the Offer having been met. Parent expects, based upon the combination of internally available cash and the aforementioned Acquisition Facilities of Parent, to have sufficient cash on hand at the expiration of the Offer to fund the Offer and the Merger, to cash out certain compensatory awards, to fund amounts which may become due and payable under the Company’s outstanding indebtedness and to pay related fees and expenses.

                    Debt Financing and Facilities Agreement

                    The Facilities Agreement was entered into by Parent and certain subsidiaries of Parent as original borrowers; Parent as original guarantor; Citigroup Global Markets Limited, Credit Suisse AG and J.P. Morgan Limited, as mandated lead arrangers (the “Mandated Lead Arrangers”); Credit Suisse AG, London Branch, as agent (the “Agent”); and the financial institutions listed therein as lenders (the “Original Lenders”). Pursuant to the Facilities Agreement, the Original Lenders have committed to provide to Parent (and certain of its subsidiaries), subject to the conditions set forth in the Facilities Agreement, the full amount of the loans under the multicurrency term and revolving loan facilities in the aggregate amount of up to $1.55 billion in term loans (being the Acquisition Facilities) and CHF 700 million in a revolving loan facility (together with the Acquisition Facilities, the “Facilities”), comprised of:

•

A multicurrency term loan facility in an amount up to $450 million with a term of six months from the signing date (the “Signing Date”) of the Facilities Agreement, subject to a three month extension as provided in the Facilities Agreement (“Facility A1”). Loans under Facility A1 will be available for funding from the Signing Date of the Facilities Agreement to the termination of Facility A1.

•

A multicurrency term loan facility in an amount up to $500 million with a term of the earlier of (a) 364 days from the initial utilization date of the loan facilities and (b) 364 days and six months from the Signing Date, in each case subject to a six month extension as provided in the Facilities Agreement (“Facility A2”). Loans under Facility A2 will be available for funding from the Signing Date to the sixth month anniversary thereof, subject to a three or six month extension as provided in the Facilities Agreement.

•

A multicurrency term loan facility in an amount up to $600 million with a term of the earlier of (a) three years from the initial utilization date of the loan facilities and (b) three years and six months from the Signing Date (“Facility B”). Loans under Facility B will be available for funding from the Signing Date to the sixth month anniversary thereof, subject to a three or sixth month extension as provided in the Facilities Agreement.

•

A multicurrency revolving loan facility in an amount up to CHF 700 million with a term of five years from the Signing Date, subject to a one or two year extension as provided in the Facilities Agreement (“Facility C” or the “Revolver”). Loans under the Revolver will be available for funding from the Signing Date to one month prior to the termination date of the Revolver.

                    Interest Rate and Certain Fees. Loans under the Facilities will bear interest at a rate equal to LIBOR (for loans denominated in any currency other than EUR) or EURIBOR (for loans denominated in EUR) plus an applicable margin, subject in each case to adjustments for certain additional costs. The margin for each Facility is determined by a pricing grid set forth in the Facilities Agreement, and the margins are determined by the ratio of consolidated total net debt to consolidated EBITDA and range from 0.25% to 2.15%. The initial margin for each Facility is: (i) Facility A1: 1.00% per annum; (ii) Facility A2: 1.25% per annum; (iii) Facility B: 1.65% per annum; and (iv) Facility C: 1.25% per annum. The Facilities are also subject to certain commitment fees in the amount of 35% of the applicable margin payable on unused and uncancelled amounts under the applicable Facility during its availability period. Facility A1 and Facility A2 are each subject to extension fees of 0.40% or 0.60% of the total commitments that are extended, depending upon the amount of the commitments extended. The Revolver is also subject to a utilization fee of 0.20% or 0.40% depending upon the aggregate amount of loans outstanding under the Revolver.

                    Prepayments and Amortization. Parent will be permitted to make voluntary prepayments with respect to the Facilities with accrued interest on the amount prepaid and, subject to breakage costs, without premium or penalty. Parent is required to make certain prepayments under the Facilities in specified circumstances, including a change of control in Parent, disposals not in the ordinary course of business and certain issuances of debt or equity.

                    Guarantors. All borrowings under the Facilities will be guaranteed by Parent.

                    Other Terms. All of the Facilities other than Facility A1 are syndicated facilities. Each of the Acquisition Facilities may be drawn in USD or CHF. The Revolver may be drawn in USD, CHF or EUR (or such other currency as may be approved by all the lenders). The Facilities Agreement contains customary representations and warranties; customary fees, costs and expenses; indemnification; and customary affirmative and negative covenants, including, among other things, restrictions on the ratio of consolidated total net debt to consolidated EBITDA. The Facilities Agreement also includes customary events of default.

                    The foregoing summary description of the financing provided for by the Facilities Agreement is qualified in its entirety by reference to the Facilities Agreement, a copy of which has been filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, which you may examine and copy as set forth in “Section 8—Certain Information Concerning the Company” above. Reference is made to such exhibit for a more complete description of the terms and conditions of the Facilities, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibit.

                    Each of Parent and Purchaser has agreed to take all action necessary to ensure that Parent and Purchaser obtain the financing necessary to fund the Offer and the Merger and the other transactions contemplated by the Merger Agreement. It is anticipated that the indebtedness incurred under Facility A1 will be refinanced through the issuance of long term convertible bonds, and that the indebtedness incurred under Facility A2 will be refinanced through the issuance of long term bonds. It is also anticipated that the borrowings under the Facilities (other than Facility A1) may be refinanced or repaid from funds generated internally by Parent (including, after consummation of the Offer and the Merger, existing cash balances of and funds generated by the Company) or other sources, which may include the proceeds of disposals or the sale of debt securities. No decision has been made concerning this matter, and decisions will be made based on Parent’s review from time to time of the advisability of selling particular securities as well as on interest rates and other economic conditions. If any portion of the debt financing becomes unavailable on the terms and conditions contemplated in the Facilities Agreement, Parent and Purchaser intend to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Offer and the Merger. No alternative financing is contemplated at this time. Our obligation to consummate the Offer and the Merger pursuant to the Merger Agreement is not conditioned on Parent obtaining sufficient financing under the Facilities Agreement from the lenders or otherwise.

                    The Company will be required to make change in control offers to purchase its two issues of private placement notes in the aggregate outstanding principal amount of $325 million shortly after consummation of the Offer. As a result of these offers, the Company may be required to repurchase these notes at par value plus accrued interest to the extent such offers are accepted by noteholders. It is anticipated that the repurchase of any notes will be funded from the Acquisition Facilities. The Company may also be required to make a change in control prepayment of the drawn amounts under its $375 million revolving credit facility (which Parent believes currently has $30 million outstanding). It is anticipated that any such prepayment will similarly be funded from the Acquisition Facilities.”

H.	Inserting the following paragraph at the end of the sub-section of the Offer to Purchase entitled “Section 16—Certain Legal Matters; Regulatory Approvals—Antitrust”:

          “Offer Extension and Regulatory Update. On September 12, 2011, Purchaser extended the Expiration Date until 12:00 midnight, New York City time, on September 30, 2011, because, at the time of the extension, certain conditions to the Offer were not expected to be satisfied as of the previously scheduled Expiration Date. In particular, the Offer remained subject to antitrust clearances in France and the United States. In Germany, Parent obtained antitrust clearance from the Federal Cartel Office on September 9, 2011. Parent and the Company are awaiting approval from the Autorité de la Concurrence in France and are working to respond to certain informal requests received from the FTC pursuant to the HSR Act in the United States. The French and US competition authorities could request additional information or take other action in the future that could delay the clearance process in either jurisdiction. The Offer was extended to provide additional time to satisfy the regulatory conditions to the Offer, and was extended to September 30, 2011 with the consent of the Company. The Offer may be further extended as described in this Offer to Purchase.”

Item 12 Exhibits.

          Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(P)	Press Release issued by Lonza Group Ltd., dated September 12, 2011
(b)(3)

Multicurrency Term and Revolving Facilities Agreement, dated as of September 9, 2011, by and among Lonza Group Ltd.; certain subsidiaries of Lonza Group Ltd.; Citigroup Global Markets Limited, Credit Suisse AG and J.P. Morgan Limited, as mandated lead arrangers; Credit Suisse AG, London Branch as agent; and the financial institutions named therein as lenders.

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2011
LG Acquisition Corp.

	By:	/s/ Joseph R. Colleluori

	Name:	Joseph R. Colleluori
	Title:	S.V.P. Corp. Development

Lonza Group Ltd.

	By:	/s/ Marc Funk

	Name:	Marc Funk
	Title:	Group General Counsel

	By:	/s/ Joseph R. Colleluori

	Name:	Joseph R. Colleluori
	Title:	S.V.P. Corp. Development

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 15, 2011, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(B)	Form of Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(C)	Form of Notice of Guaranteed Delivery, incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(a)(1)(E)

Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(a)(1)(F)

Form of Summary Advertisement as published in The Wall Street Journal on July 15, 2011, incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(a)(1)(G)

Form of Notice to Participants in the Arch Chemicals, Inc. Contribution Employee Ownership Plan, incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(a)(1)(H)

Form of Instruction Form for Participants in the Arch Chemicals, Inc. Contribution Employee Ownership Plan, incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(a)(1)(I)

Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D−9 of Arch Chemicals, Inc. filed July 15, 2011, incorporated herein by reference
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)

Joint Press Release issued by Lonza Group Ltd. and Arch Chemicals, Inc., dated July 11, 2011, incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO of LG Acquisition Corp. filed July 11, 2011.

(a)(5)(B)	Presentation to Investors, dated July 11, 2011, incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of LG Acquisition Corp. filed July 11, 2011
(a)(5)(C)	Transcript of Analyst Conference Call, incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(D)	Transcript of Analyst Conference Call, incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(E)	FAQ for Customers, incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(F)	FAQ for Suppliers, incorporated herein by reference to Exhibit (a)(5)(F) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(G)	Transcript of Media Conference Call, incorporated by reference to Exhibit (a)(5)(G) to Schedule TO of LG Acquisition Corp. filed July 13, 2011
(a)(5)(H)	Transcript of Media Conference Call, incorporated by reference to Exhibit (a)(5)(H) to Schedule TO of LG Acquisition Corp. filed July 13, 2011
(a)(5)(I)

Joint Press Release issued by Lonza Group Ltd. and Arch Chemicals, Inc., dated July 15, 2011, incorporated herein by reference to Exhibit (a)(5)(I) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(a)(5)(J)	Press Release issued by Lonza Group Ltd., dated July 27, 2011, incorporated herein by reference to Exhibit (a)(5)(J) to Amendment No. 2 to Schedule TO of LG Acquisition Corp. filed July 27, 2011

Exhibit No.	Description

(a)(5)(K)	Lonza Half-Year Report 2011, dated July 27, 2011, incorporated herein by reference to Exhibit (a)(5)(K) to Amendment No. 2 to Schedule TO of LG Acquisition Corp. filed July 27, 2011
(a)(5)(L)

Lonza Half-Year Results Presentation to Investors, dated July 27, 2011, incorporated herein by reference to Exhibit (a)(5)(L) to Amendment No. 2 to Schedule TO of LG Acquisition Corp. filed July 27, 2011

(a)(5)(M)	Transcript of Half-Year Results Newswires Conference Call, incorporated herein by reference to Exhibit (a)(5)(M) to Amendment No. 3 to Schedule TO of LG Acquisition Corp. filed July 29, 2011
(a)(5)(N)	Transcript of Half-Year Results Analyst Conference Call, incorporated herein by reference to Exhibit (a)(5)(N) to Amendment No. 3 to Schedule TO of LG Acquisition Corp. filed July 29, 2011
(a)(5)(O)	Press Release issued by Lonza Group Ltd., dated August 11, 2011, incorporated herein by reference to Exhibit (a)(5)(O) to Amendment No. 5 to Schedule TO of LG Acquisition Corp. filed August 11, 2011
(a)(5)(P)	Press Release issued by Lonza Group Ltd., dated September 12, 2011 *
(b)(1)

Mandate Letter, dated as of July 10, 2011, by and among Lonza Group Ltd. and the Initial Banks named therein, incorporated herein by reference to Exhibit (b)(1) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(b)(2)

Ancillary Letter, dated as of July 13, 2011, by and among Lonza Group Ltd. and the Initial Banks named therein, incorporated herein by reference to Exhibit (b)(2) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(b)(3)

Multicurrency Term and Revolving Facilities Agreement, dated as of September 9, 2011, by and among Lonza Group Ltd.; certain subsidiaries of Lonza Group Ltd.; Citigroup Global Markets Limited, Credit Suisse AG and J.P. Morgan Limited, as mandated lead arrangers; Credit Suisse AG, London Branch as agent; and the financial institutions named therein as lenders.*

(d)(1)

Agreement and Plan of Merger, dated as of July 10, 2011, by and among Lonza Group Ltd., LG Acquisition Corp. and Arch Chemicals, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Arch Chemicals, Inc. filed July 11, 2011

(d)(2)

Confidentiality Agreement, dated as of May 2, 2011, between Lonza Group Ltd. and Arch Chemicals, Inc., incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.

(g)	Not applicable
(h)	Not applicable

* Filed herewith.